SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                     RYANAIR ANNOUNCES 8 NEW EUROPEAN ROUTES
       UK - FRANCE - FINLAND - GERMANY -HOLLAND - ITALY - LATVIA - SPAIN

Ryanair, Europe' No. 1 low-fares airline today (Tuesday, 27th July 2004) announced 8 new low fares routes linking 8 European countries. The new routes, which will commence on dates between 20th September and 1st December, will give even greater choice to consumers of new destinations served with Ryanair's low fares. The addition brings the Ryanair network to 161 routes across 17 European countries.

FROM LONDON STANSTED:            Starts              Starting Fares (excl taxes)
Santander                       20-Sep-04                     GBP3.99
Riga                            31-Oct-04                     GBP3.99
Zaragoza                        01-Dec-04                     GBP3.99

FROM ROME CIAMPINO:               Starts                 Starting Fares
Paris Beauvais ( 2nd flight)    20-Sep-04                     EUR3.99
Santander                       20-Sep-04                     EUR5.99
Eindhoven                       20-Sep-04                     EUR5.99

FROM FRANKFURT HAHN:              Starts                 Starting Fares
Riga                            31-Oct-04                     EUR7.99
Santander                       31-Oct-04                     EUR7.99

ROUTE FROM TAMPERE:               Starts                 Starting Fares
Riga                            31-Oct-04                     EUR4.99


Commenting on the announcements today, Ryanair's CEO, Michael O'Leary said:

       "This year Ryanair will carry more than 27 million passengers who will save EUR2.7 billion over the high fares of other airlines.

       "With the addition of 8 new routes and three new great destinations we can bring even more choice to European consumers. It is notable that for the first time Ryanair's low fares will now be available in northern Spain, and in Latvia.

       "Seats for these flights at prices from only EUR3.99 are available for sale right now at Europe's biggest travel website - www.ryanair.com. - With lots of new exciting destinations there has never been a better or cheaper time to grab a bargain - so we would urge the passengers to book quickly as seats at these prices will be in huge demand".

Ends.                          Tuesday, 27th July 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                    RYANAIR HOLDINGS PLC


Date:  27 July, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director